CONSENT OF FRANK L. SASSETTI & CO.

The balance sheet of Providence Select Fund, Limited Partnership as of April 30, 2004 and the related statements of operations, partners' equity and cash flows for the four months ended April 30, 2004 and the consolidated balance sheet of White Oak Financial Services, Inc. and Subsidiary as of April 30, 2004 and the related consolidated statements of operations and cash flows for the four months ended April 30, 2004 have been audited by Frank L. Sassetti & Co., independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement and are included in reliance upon their authority as experts in accounting and auditing.

                                           Frank L. Sassetti & Co.


                                           /s/ Frank L. Sassetti & Co.

January 27, 2005
Oak Park, Illinois